Mail Stop 3561

May 12, 2006

Thomas J. Charlton, President
Madonna Corp.
7816 Call Donna Place, SW
Calgary, AB, Canada T2V 2R1

>   **Re:**   **Madonna Corp.**
>   **Form 10-KSB/A for Fiscal Year Ended**
>   **June 30, 2005**
>   **Filed March 30, 2006**
>   **File No. 0-32445**

Dear Mr. Charlton:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB as of June 30, 2005

Report of Independent Registered Public Accounting Firm

1.   The first sentence of the revised audit report states MacKay LLP has audited the statement of operations and other financial statements for the year ending June 30, 2004. A subsequent sentence states this period was audited by another auditor. While auditor association with the cumulative data is required on an annual basis, it does not appear appropriate to include the financial statements for the year ending June 30, 2004, in the scope and opinion of the successor auditor. The successor auditor's report should clearly state, if true, that the prior year's

financial statements were audited by other auditors. Please clarify how the current presentation meets guidance in AU Section 508, *Reports on Audited Financial Statements*, or provide an appropriately revised report..

Exhibits 31.1 and 31.2

2.   You refer to the fourth fiscal quarter ending November 30, 2004, in item 4(d) of your certifications in Exhibits 31.1 and 31.2 of your Form 10-KSB as of June 30, 2005. You refer to the first fiscal quarter ending September 30, 2004, in Exhibit 31.1 of your Form 10-QSB as of September 30, 2005. Please revise the certifications to reference the proper quarter-end dates.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before June 5, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies